Appendix A
to the Operating Expenses Limitation Agreement

(as amended on March 16, 2012 to add Orinda SkyView Macro Opportunities Fund)

Fund and Share Class	Operating Expense Limit
Orinda SkyView Multi-Manager Hedged Equity Fund
Class A	2.95% of average daily net assets
Class C	3.70% of average daily net assets
Class I	2.64% of average daily net assets
Orinda SkyView Macro Opportunities Fund
Class A	2.96% of average daily net assets
Class I	2.66% of average daily net assets

ADVISORS SERIES TRUST	ORINDA ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Appendix A

By: /s/ Douglas G. Hess	By: /s/ Craig M. Kirkpatrick

Name: Douglas G. Hess	Name: Craig M. Kirkpatrick

Title: President	Title: President